U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For August, 2013	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E..

Calgary, Alberta, Canada T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2013

CENOVUS ENERGY INC.
(Registrant)

	By:	/s/ Rachel L. Desroches
		Name:	Rachel L. Desroches
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

The following document is filed as an exhibit hereto and is incorporated by reference as an exhibit to the registrant’s registration statement on Form F-10 (File No. 333-188478).

Exhibit No.

99.1	Pricing Agreement, dated August 12, 2013, between Cenovus Energy Inc. and the underwriters listed therein.